UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                       SMURFIT-STONE CONTAINER CORPORATION
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                                (Name of Issuer)

                     common stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    832727101
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                                 (CUSIP NUMBER)

                               Jeffrey Tannenbaum
                          505 Fifth Avenue, 23rd Floor
                            New York, New York 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -
                             Eleazer N. Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

                                February 16, 2010
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------------------
CUSIP No. 832727101                            13D/A
----------------------------------

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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Fir Tree Value Master Fund, L.P.
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)/ /
                                                                        (b)/x/
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      3        SEC USE ONLY
-------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                           / /
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
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              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       0
                                       ----------------------------------------
              OWNED BY
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       11,495,385
                                       ----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               0
                                       ----------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               11,495,385
-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON

               11,495,385
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES (1)
                                                                            /x/
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (11)
               4.48%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               PN
-------------------------------------------------------------------------------

     (1) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (as defined herein) as a result of membership in a "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

---------------------------------
CUSIP No. 832727101                            13D/A
----------------------------------

-------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Fir Tree Capital Opportunity Master Fund, L.P.
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)/ /
                                                                        (b)/x/
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                            / /
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
-------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       0
                                       ----------------------------------------
              OWNED BY
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       2,304,615
                                       ----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               0
                                       ----------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               2,304,615
-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON

               2,304,615
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES (2)
                                                                            /x/
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (11)
               0.89%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               PN
-------------------------------------------------------------------------------

         (2) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

---------------------------------
CUSIP No. 832727101                            13D/A
----------------------------------

-------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Fir Tree, Inc.
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)/ /
                                                                        (b)/x/
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
-------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                            / /
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
-------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       0
                                       ----------------------------------------
              OWNED BY
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       13,800,000
                                       ----------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               0
                                       ----------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               13,800,000
-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED
               BY EACH REPORTING PERSON

               13,800,000
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT
               IN ROW (11) EXCLUDES CERTAIN SHARES (3)
                                                                            /x/
-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED
               BY AMOUNT IN ROW (11)
               5.3%
-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------
         (3) This filing does not reflect any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, as discussed in Item 4, and the Reporting Persons expressly disclaim such membership.

                                  SCHEDULE 13D

     This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13D filed on February 1, 2010 (the "Original Schedule 13D", and the Original
Schedule 13D as amended, the "Schedule 13D") with respect to shares of common stock par value $0.01 per share (the "Common Stock") of Smurfit-Stone Container Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13D. This Amendment amends Items 4 and 5 as set forth below.

ITEM 4.    PURPOSE OF THE TRANSACTION

     Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     Based on information and belief and a Schedule 13D exit filing made by Venor Capital Management LP, the current Other Holders are entities managed by
P. Schoenfeld Asset Management LP. The Reporting Persons expressly disclaim membership in a group with the Other Holders or any other person.

          If the Reporting Persons were found to be members of a group with the Other Holders, then, based on information and belief, the aggregate number of shares of Common Stock beneficially owned by such group would be 22,795,000 or approximately 8.8% of the Issuer's Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a), (b), (c) and the last paragraph of Item 5 are hereby amended and restated as follows:

               (a) Fir Tree Value and Fir Tree Capital Opportunity beneficially own 11,495,385 and 2,304,615, respectively, shares of Common Stock of the Issuer, which represents approximately 4.48% and .89%, respectively, of the Issuer's outstanding shares of Common Stock. Fir Tree, Inc., as the investment manager of each of Fir Tree Value and Fir Tree Capital Opportunity, may be deemed to beneficially own the 13,800,000 shares of Common Stock held collectively by Fir Tree Value and Fir Tree Capital Opportunity, which represents approximately 5.3% of the Issuer's outstanding shares of Common Stock. Such percentages were calculated by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by 256,658,958, the number of shares of Common Stock issued and outstanding as of November 4, 2009, as reported in the Issuer's Form 10-Q filed with the Securities Exchange Commission on November 9, 2009. The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Inc., Fir Tree Value or Fir Tree Capital Opportunity are members of a "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim membership in any such group.

               (b) Fir Tree Value may direct the vote and disposition of 11,495,385 shares of Common Stock. Fir Tree Capital Opportunity may direct the vote and disposition of 2,304,615 shares of Common Stock. Fir Tree, Inc. has been granted investment discretion over the shares of Common Stock held by Fir Tree Value and Fir Tree Capital Opportunity, and thus, has the shared power to direct the vote and disposition of 13,800,000 shares of Common Stock.

                    The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Inc., Fir Tree Value or Fir Tree Capital Opportunity is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 13,800,000 shares of Common Stock held by Fir Tree Value and Fir Tree Capital Opportunity. Pursuant to Rule 13d-4, Fir Tree, Inc., Fir Tree Value and Fir Tree Capital Opportunity disclaim all such beneficial ownership

               (c) The transactions in the Issuer's securities by the Reporting Persons in the last sixty days are listed as Schedule A attached hereto and made a part hereof.

          As indicated in Item 4, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the Other Holders. The Reporting Persons expressly disclaim membership in a group with the Other Holders or any other person. Based on information and belief and a Schedule 13D exit filing made by Venor Capital Management LP, the current Other Holders are entities managed by P. Schoenfeld Asset Management LP and the aggregate number of shares of Common Stock of the Issuer beneficially owned by all of such persons, including the Reporting Persons, would be 22,795,000 shares, or 8.8% of the shares outstanding.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 18, 2010


                                  FIR TREE VALUE MASTER FUND, LP

                                  By:      FIR TREE, INC., its Manager

                                           By: /s/ Jeffrey Tannenbaum
                                               ----------------------
                                           Name: Jeffrey Tannenbaum
                                           Title: President

                                  FIR TREE CAPITAL OPPORTUNITY MASTER
                                  FUND, L.P.

                                  By:      FIR TREE, INC., its Manager

                                           By: /s/ Jeffrey Tannenbaum
                                               ----------------------
                                           Name: Jeffrey Tannenbaum
                                           Title: President

                                  FIR TREE, INC.

                                  By: /s/ Jeffrey Tannenbaum
                                      ----------------------
                                      Name: Jeffrey Tannenbaum
                                      Title: President

                                   SCHEDULE A

TRANSACTIONS IN THE COMMON STOCK BY FIR TREE VALUE MASTER FUND, L.P. DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

                                Number of Shares
            Date                Purchased/(Sold)      Price Per Share*
            ----               -----------------      ----------------
          2/05/10                    55,400                0.16370
          2/08/10                   785,000                0.17000
          2/12/10                   806,000                0.15480
          2/16/10                 1,440,205                0.16010

* Excludes commissions.

TRANSACTIONS IN THE COMMON STOCK BY FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P. DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

                                 Number of Shares
            Date                 Purchased/(Sold)      Price Per Share*
            ----                -----------------      ----------------
          2/05/10                    10,540                0.16370
          2/08/10                   149,060                0.17000
          2/12/10                   194,000                0.15480
          2/16/10                   359,795                0.16010

*Excludes commissions.